Exhibit 99.4

Institutional Presentation 3Q18

Disclaimer This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Some of these forward-looking statements are identified with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate”, “potential”, “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. Such statements are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Suzano does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement. NO OFFER OR SOLICITATION This communication is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to subscribe for or buy shares, nor is it a substitute for any offer materials that Suzano will, if required, file with the U.S. Securities and Exchange Commission (“SEC”). No offer of securities will be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption therefrom. 2

Company Overview 4 Industry Outlook 10 Competitiveness 16 Strategy 21 Operational and Financial Highlights 33 Agenda 3

1. Company Overview 4

Suzano Data from 09/30/2018 ¹ SUZB3: R$48.08 ² Flexibility to produce either Fluff or Printing and Writing paper 3 Last twelve months ended on 09/30/2018 4 In local currency With over 90 years of operations, the Company produces pulp, paper and tissue Pulp Market Pulp Eucafluff Market Cap¹ R$ 52.6 billion Total Forest Base 1.2 million ha Market Pulp Capacity² 3.6 million tonnes Paper Capacity² 1.4 million tonnes Tissue Capacity 170k ton Adjusted EBITDA³ R$ 6,644 million Net Debt R$ 10,848 million Net Debt/EBITDA4 1.6x Net Revenues R$ 13.4bi³ Consumer Goods Tissue Paper Printing & Writing (Coated and Uncoated) Paperboard 5

Corporate Governance Members of the Board are well-known in the Brazilian Corporate landscape and supported by the committees on the decision making process Board of Directors Sustainability and Strategy Committee Audit Committee Management Committee Eight members, four independent David Feffer President Dependent Claudio Thomaz Lobo Sonder Vice President Dependent Daniel Feffer Vice President Dependent Jorge Feffer Board Member Dependent Antonio de Souza Corrêa Meyer Board Member Independent Maria Priscilla Rodini Vanzetti Machado Board Member Independent Nildemar Secches Board Member Independent Rodrigo Kede de Freitas Lima Board Member Independent 6

Shareholder Structure and Stock Performance BNDES 7% Other 29% Free Float 43% Treasury 1% Mondrian 7% Average Daily Financial Volume SUZB3 (R$ million) Average Daily Trades SUZB3 Source: Bloomberg. As of November 2017, the Company's shares became part of the Novo Mercado, the highest corporate governance level of B3 (Brazilian Stock Exchange) 66% Foreign / 34% National Controlling Shareholders 56% Stock Performance- SUZB3 Base 100: (Sep/17 – Sep/18) 7 9,840 17,561 15,606 3Q17 2Q18 3Q18 62 211 213 3Q17 2Q18 3Q18 Sep-17 Oct-17 Nov-17 Dec-17 Jan-18 Feb-18 Mar-18 Apr-18 May-18 Jun-18 Jul-18 Aug-18 Sep-18 Ibovespa +7% SUZB3 +163%

¹ Flexibility to produce either Fluff or Printing and Writing paper ² Lignin start up in 2019 Production Capacity Suzano is the 2nd largest eucalyptus pulp producer and the 5th largest market pulp producer in the world. Suzano has also a leading position in the Paperboard and Printing & Writing segments in Brazil. Pulp Paper Integrated Market Pulp Fluff Printing & Writing Paperboard Tissue Imperatriz Mucuri Limeira Suzano Rio Verde Unit Capacity (‘000 ton) Lignin Adjacent Business Total Consumer Goods 60 260 290 450 - 1,590 1,480 400 70 - - - - 100¹ - - 250 400 350¹ 50 - - - 200 - 60 60 - - - - - 20² - - 1,060 3,540 100¹ 1,050¹ 200 170 20 Facepa - - - - - 50 - 8

Strong Forest and Industrial Competitiveness Commercial Presence Total Area1: 726k ha Planted Area2: 301k ha Average Structural Distance: 184 km States of Maranhão, Pará, Tocantins and Piauí Forest Assets Port Distribution Center Commercial Office Total Area1: 286k ha Planted Area2: 205k ha Average Structural Distance: 74 km States of Bahia, Espírito Santo and Minas Gerais Total Area1: 226k ha Planted Area2: 153k ha Average Structural Distance: 190 km State of São Paulo Forest Areas ¹ Consider own and leased area ² Consider own, leased and third-parties areas 15 states in Brazil: 8 Regional Commercial Offices 3 Regional Distribution Centers 16 Local Distribution Centers Plus commercial offices in USA, China, Switzerland and Argentina. Cerflor 1,238k ha of total area 659k ha of planted area 1 2 3 5 4 Imperatriz (State of Maranhão) Mucuri (State of Bahia) Rio Verde (State of São Paulo) Suzano (State of São Paulo) Limeira (State of São Paulo) 1 2 3 4 5 Facepa (State of Pará and Ceara) 6 Production Plants 6 6 9

2. Industry Outlook 10

Pulp Industry Total Fiber Consumption1 Recycled Virgin Fiber Non-wood, Mechanical Pulp and Integrated Pulp Market Pulp 427 245 182 118 64 Fiber Consumption (million tons) 1 Excludes Dissolving Pulp and Fluff. Source: Poyry (2017), Hawkins Wright (Dec/2017) and internal analysis ² Pulp and Paper Products Council (PPPC) – Special Research Note Chemical Market Pulp Demand Forecast 2018 – 2022 as of september 2018 Global Hardwood and Softwood Demand by Region² (million tons) 11 0.8 1 0.9 1 2.1 3.4 3.2 3.2 8.4 7.6 7.5 7.7 8.8 8.9 9.3 9.8 18.1 17.6 17.5 17.5 6.2 16.5 18.9 20.4 44.4 55 57.3 59.6 2006 2015 2016 2017 Others Latin America North America Asia (ex. China) Europe China

+0.2/y +0.8/y +0.6/y 2006 2015 2016 2017 2006 2017 2016 2015 +1.0/y +1.5/y +1.7/y ¹ Pulp and Paper Products Council (PPPC) – Special Research Note Chemical Market Pulp Demand Forecast 2018 – 2022 as of September 2018 ² Data from June/2018 (PPPC). BEKP: Bleached Eucaliptus Kraft Pulp Hardwood Pulp¹ (million tons) Softwood Pulp¹ (million tons) BEKP² 12 (million tons) Pulp Demand Growth 2006 2017 2016 2015 +1.8/y +0.6/y +1.2/y 22.1 24.3 25.1 25.7 22.4 30.8 32.2 33.9 11.1 21.6 23.4 24.0

(million tons) Brazilian Companies ¹ Considers the total installed capacity as reported in the Companies’ public filings and investor relations, including of operations to be initiated Pulp Production Capacity¹ 13 7.3 3.9 3.8 3.7 3.6 2.8 2.8 2.8 2.8 2.6 2.5 2.0 1.9 1.8 1.8 1.7 1.5 1.5 1.4 1.3

Paper Demand 4 0 2 1 3 -3 -1 -2 20 40 60 80 100 Average growth of 1.3% p.a. Estimanted global demand 486MM/ton in 2030 Demand for pulp driven by tissue and paperboard consumption Share on total fiber consumption in 2016 (%) 14 Paper Consumption by Region (%) Estimated demand growth until 2030 (%p.a.) Other Packaging Paperboard Containerboard Tissue Coated Woodfree Uncoated Woodfree Coated Mechanical Newsprint Uncoated Mechanical Source: Poyry (2017) North America 18% Europe 22% Asia 46% Latin America 7% Other 6%

¹Source: Forestry Industry Association (IBA). Printing & Writing¹ Paperboard¹ (thousand tons) Brazilian Paper Demand (thousand tons) 15 1,543 1,498 292 350 1,835 1,848 2016 2017 Domestic Sales Imports 505 526 35 45 540 571 2016 2017 Domestic Sales Imports

3. Competitiveness 16

Pulp Competitiveness

Brazil has the fastest tree growth rates in the world, the highest productivity and biggest scale positioning Brazilian producers as the lowest cost players in the world



Cash Cost CIF / Europe
(US$/ton)
Hardwood
Softwood
800
400
0
Brazil
Indonesia
East Europe
Chile/Uruguay
Iberia
Sweden
Finland
Bel/France
Canada
Other Asia
US
China
Japan
East Europe
Other World
Chile
Sweden
Finland
US
Other Europe
Coastal BC
Int. West Canada
East Canada
Japan

Câmbio de R$ 3.41/US$

Fonte: Hawkins Wright (Apr/18).

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CAGR BEKP: +5.7% p.a. Other BHKP: -0.8% p.a. CAGR BEKP: +2.4% p.a. Other BHKP: +1.5% p.a. Pulp Competitiveness The competitiveness of the eucalyptus tree in Brazil leads to the growth compared to other fibers Fiber volume (million tons) Source: Hawkins Wright (Apr/18). 1 Bleached Eucalyptus Kraft Pulp 2 Bleached Hardwood Kraft Pulp 3 Bleached Softwood Kraft Pulp 18 13 16 15 16 16 17 19 20 21 22 22 23 24 24 25 11 9 10 11 11 11 10 10 10 10 11 11 11 11 11 21 21 22 23 23 24 24 24 25 26 26 26 27 27 27 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018e 2019e 2020e 2021e BEKP¹ Other BHKP² BSKP³

Paper Competitiveness Suzano is an integrated paper producer leading to higher contribution margin per ton Leadership position in Printing & Writing Segment in Brazil Leadership position in Paperboard Segment Paper Market is less volatile 19 Costumer base expansion (Suzano Mais)

Tax Credits Tax loss carry forward: R$1.5 billion Total of federal tax credits to be used: R$157 million As of 09/30/2018. Federal Taxes Competitiveness Suzano's assets leads to a fiscal situation which allows low cash disbursement for income and social contribution taxes Tax Benefits 75% of income tax reduction: Maranhão unit until 2024 Bahia unit: Line 1 until 2024 Line 2 until 2018 20

4. Strategy 21

22 3 Pillars to Maximize Returns and Reduce Volatility of Results Structural Competitiveness Adjacent Business Reshaping of the Industry Anticipated return improvement as result of cost reduction initiatives coupled with disciplined investments to achieve optimal cost Investments in adjacent businesses such as FuturaGene (biotech), Fluff, Lignin and Tissue, leveraging on Company’s current capabilities, to improve margins by offering high-value added products Transformational changes in the industry should lead to higher returns Suzano uniquely positioned to have an active role with its vertically integrated operation, stablished commercial relationships and consolidation capacity, among other opportunities

Forestry Average distance reduction and standardization and insourcing harvesting Industry Structural efficiency through retrofitting and debottlenecking Logistics Integrated logistics with synergy gains Structural Competitiveness Structural Competitiveness Maximize the return on assets and cash generation Commercial Expansion of client base (Suzano Mais) 23

Integrated production Production of jumbo rolls and final products First genetically modified clone approved by CTNBio for commercial purposes Potential to increase productivity by nearly 20% Replacement of petroleum-based chemicals Tissue Adjacent Businesses Fluff FuturaGene First company in the world to produce fluff from hardwood Flexibility to produce either fluff or printing and writing paper Adjacent Business Lignin 24

Adjacent Business

Consumer Goods

Competitiveness on production and logistics adds value to pulp

Global Demand
(million tonnes)


CAGR: 3% p.a.
36.4
37.8
52.1
2016
2017e
2026e

Brazilian Demand
(million tonnes)


CAGR: 5% p.a.
1.2
1.3
2.1
2016
2017e
2026e

Operational
Integrated production and control of more than 90% of cash cost

Logistic
Production close to the North and Northeast markets in Brazil

Market Potential
Fastest growing segment in Brazil, 5% p.a. in 2015 (RISI)

Tax Strategy
Structural solution for monetization of ICMS credits

- Modern and integrated mills in Imperatriz and Mucuri
- Acquisiton of Facepa – Fábrica de Papel da Amazônia S.A.
- Production capacity of 170k tonnes
- Brands launched: **Max Pure and Mimmo**
- Complementarity of product portfolio for the categories of paper towel, napkin and diaper.
- Suzano reaches leadership in Toilet Paper in the Northeast

Source: RISI and Nielsen July/August 2018

25

Forecast 2025 9 High Growth Potential Tissue Consumption (million tons) Per capita consumption in Brazil lower than Latin America Demand +700 thousand ton 26 Adjacent Business 25 13 9 6 Today

Tissue Market in Brazil 27 Fonte: Nielsen Julho/Agosto 2018 Santher Kimberly Clark Sepac Milli CMPC Own Brand Carta Fabril Canoinhas Copapa Suzano Ondunorte Outros Adjacent Business High Fragmentation 4 top players 42% market share 3% 4% 4% 5% 7% 7% 8% 10% 10% 11% 12% 20%

Product Use in Plies Price/Roll Cost per use Single Ply 10 (1.0m) 100 3.3 Two-Ply 6 (1.2m) 150 3.0 Three-Ply 4 (1.2m) 200 2.6 Consumer Goods Better quality products offer more benefits to consumers. Better quality at lower cost per use. Single Ply Two-Ply Higher margin and competitiveness for Suzano 10% less for consumers 28 Adjacent Business JUL/AUG 2017 SEP/OCT 2017 NOV/DEC 2017 JAN/FEB 2018 MAR/APR 2018 MAY/JUN 2018 JUL/AUG 2018 44% 43% 42% 42% 41% 41% 40% 56% 57% 58% 58% 59% 59% 60% Share of Single Ply vs. Two - Ply Toilet Paper

Consumer Goods Tissue Next Steps Geographic expansion in Brazil Portfolio expansion 29 Goal: Speed to market and brand investment Adjacent Business

Adjacent Business

Eucafluff

Suzano is the first Company in the world to produce fluff from hardwood

Up to 50% softwood substitution for **diapers** and **feminine hygiene products** and 100% for **underpads** and **petpads**.

- Absorbs **more liquid** and reduces the **chances of leakage**.
- Improves the **rewet,** keeping the product **much drier**
- Makes the **product softer and more comfortable** due to fiber properties
- Consumes less water and generates positive carbon balance in the forest, reducing enviromental impact.

Demand[1]
(million tons)


CAGR: 4% p.y.
6.3
6.6
7.6
2017
2018e
2022e

Products Breakdown[1]
(%)


Femine Hygiene 21%
Other 13%
Incontinence Products 29%
Diapers 37%

Source: [1]RISI

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Replacement of petroleum-based chemicals from renewable source Main applications: Cement Additives Phenolic Resins Rubber Components Lignin Adjacent Business Capacity: 20k tonnes per year Capex: R$100 million Start Up: 2018 Mill: Limeira Lignin Production Process Fiber Lignin Wood Wood Chips Bleaching Pulp/ Paper Digester Evaporation Recovery Boiler Lime Kiln Lignin Chemicals Energy Black Liquor 31

Adjacent Business FuturaGene First genetically modified clone approved by CTNBio for commercial purposes Less Land Utilization Lower Forest Formation Cost Biotechnology is on the right side of Sustainability Less chemical expenditure Higher carbon sequestration 32

5. Operational and Financial Highlights 33

Pulp Segment Pulp Production (‘000 tons) Pulp Sales (‘000 tons) Pulp Revenue Breakdown 3Q18 Pulp Sales Volume per Segment 3Q18 34 851 821 941 3,592 3,566 3Q17 2Q18 3Q18 LTM 3Q17 LTM 3Q18 830 802 903 3,619 3,533 3Q17 2Q18 3Q18 LTM 3Q17 LTM 3Q18 Brazil 7% Asia 47% Europe 32% North America 13% Other 1% Priting & Writing 13% Packaging 6% Specialty 16% Tissue 64%

Cash Cost (R$/ton) EBITDA (R$/ton) Operational Cash Flow² (R$/ton) ROIC¹ Pulp Segment 35 ¹ ROIC = (Adjusted EBITDA – Sustaining CAPEX – Tax cash account) / Capital Employed ² Operational Cash Flow = Adjusted EBITDA – Sustaining Capex LTM: Last Twelve Month 1,088 1,646 1,895 873 1,551 3Q17 2Q18 3Q18 LTM 3Q17 LTM 3Q18 809 1,339 1,610 638 1,272 3Q17 2Q18 3Q18 LTM 3Q17 LTM 3Q18 642 623 599 602 2015 2016 2017 LTM 3Q18 13.0% 20.1% 22.3% LTM 3Q17 LTM 2Q18 LTM 3Q18

Paper Revenue Breakdown 3Q18 Paper Segment Paper Sales (‘000 tons) Paper Production (‘000 tons) 36 301 313 350 1,154 1,257 3Q17 2Q18 3Q18 LTM 3Q17 LTM 3Q18 208 196 246 795 869 102 87 90 368 369 310 284 336 1,163 1,238 3Q17 2Q18 3Q18 LTM 3Q17 LTM 3Q18 Brazil Exports Brazil 73% North America 5% Central/South America 16% Other 7%

EBITDA (R$/ton) Operational Cash Flow² (R$/ton) ROIC¹ Paper Segment 37 ¹ ROIC = (Adjusted EBITDA – Sustaining CAPEX – Tax cash account) /Capital Employed ² Operational Cash Flow = Adjusted EBITDA – Sustaining Capex LTM: Last Twelve Months 915 892 1,212 786 940 3Q17 2Q18 3Q18 LTM 3Q17 LTM 3Q18 756 724 1018 625 744 3Q17 2Q18 3Q18 LTM 3Q17 LTM 3Q18 12.7% 13.7% 14.6% LTM 3Q17 LTM 2Q18 LTM 3Q18

ROIC¹ (%) Consolidated Results Operational Cash Flow² (R$ million) Adjusted EBITDA (R$ million) Avg Europe FOEX 38 ¹ ROIC = (Adjusted EBITDA – Sustaining CAPEX – Tax cash account) / Capital Employed ² Operational Cash Flow = Adjusted EBITDA – Sustaining Capex LTM: Last Twelve Months Avg R$/US$ 3.20 3.96 3.51 3.61 3.16 748 1,050 1,011 1,044 873 906 1,279 1,795 3,053 5,416 3Q17 2Q18 3Q18 LTM 3Q17 LTM 3Q18 13.0% 18.4% 20.3% LTM 3Q17 LTM 2Q18 LTM 3Q18 1,186 1,573 2,118 4,091 6,644 3Q17 2Q18 3Q18 LTM 3Q17 LTM 3Q18 45.7% 49.1% 52.9% 41.4% 49.8%

Debt Leverage at an adequate level Net Debt (R$ and US$ billion) and Leverage (x) Net Debt (R$) Net Debt (US$) Net Debt/Adjusted EBITDA (R$) Net Debt/Adjusted EBITDA (US$) 39 10.0 10.3 9.7 10.0 9.3 9.5 9.3 9.9 10.8 3.1 3.2 3.1 3.0 2.9 2.9 2.8 2.5 2.7 Sep/16 Dec/16 Mar/17 Jun/17 Sep/17 Dec/17 Mar/18 Jun/18 Sep/18 2.7x 2.9x 2.9x 2.7x 2.3x 2.0x 1.7x 1.5x 1.4x 2.4x 2.6x 2.8x 2.7x 2.3x 2.1x 1.7x 1.7x 1.6x

Gross Debt: R$24 billion Net Debt / Adjusted EBITDA: 1.6x Average debt maturity of 93 months Average Cost of Debt : 5.2% p.a. (in USD) (considering market swap curve) As of 09/30/2018 Debt Profile Competitive debt profile and cost of debt Amortization (R$ million) 40 Bond 40% Certificates of Agribusiness Receivables 10% BNDES 2% Import Financing 4% Other 2% Export Financing 21% Debenture 20% Exposure by Instrument 1,324 447 2,540 1,458 9,110 11,646 1,796 136 64 6,346 12,970 531 1,390 2,243 2,676 1,522 15,456 Cash 3M18 2019 2020 2021 2022 2023 onward Foreign Currency Local Currency Secured , 7% Unsecured , 93%

2017 0.7 1.1 1.8 0.5 0.9 2.1 Capex (R$ billion) Total 2018e 0.6 1.2 2.8 0.7 0.5 - - 9M18 Capital Discipline Sustaining Structural Competitiveness and Adjacent Businesses Acquisition of land and forests Acquisition of Facepa 41 0.3 0.3

Rating

Fitch Ratings and Standard & Poors upgraded the Company rating to **Investment Grade**

Suzano´s Ratings Evolution



2010
2012
2015
2017
2018
BBB-/BBB-
BB+
BBB/BBB
BB/ BB-
BB+/BB+
BB+/BB
BB+/BBB-
BB- /BB
BBB-/BBB-
BB- /BB-
SUZANO PAPEL E CELULOSE
Sovereign
S&P / Fitch

	Klabin	CMPC	Arauco	Suzano	Fibria
Standard & Poors	BB+	BBB-	BBB-	**BBB-**	BBB-
Moody's	-	Baa3	Baa3	**Ba1**	Ba1
Fitch Ratings	BB+	BBB	BBB	**BBB-**	BBB-



Net Debt / Adjusted EBITDA LTM
3.9x
2.2x
2.1x
1.6x
1.2x
Klabin[3]
CMPC[2]
Arauco[2]
Suzano[1]
Fibria[1]

[1] Last twelve months ending on 09/30/2018 in R$.
[2] Last twelve months ending on 06/30/2018 in US$.
[3] Last twelve months ending on 06/30/2018 in R$.

42

Bonds sep/17 Jun/18 Sep/18 2021 Price (USD) 108.02 103.47 103.57 Yield 3.30% 4.42% 4.23% 2026 Price (USD) 107.70 101.12 101.01 Yield 4.67% 5.58% 5.53% 2029 Price (USD) - - 100.37 Yield - - 5.95% 2047 Price (USD) 109.20 102.71 104.21 Yield 6.31% 6.78% 6.67% 2021 Principal Amount: US$ 189,630,000 (original amount: US$ 650,000,000) Duration: 10 years Coupon: 5.9% Issuance Price: 6.1% 2029 2047 Principal Amount: US$ 300,000,000 + US$ 200,000,000 (Re-Tap) Duration: 30 years Coupom: 7.0% Issuance Price: 7.375% 6.300% (Re-Tap) 43 Principal Amount: US$ 500,000,000 + US$ 200,000,000 (Re-Tap) Duration: 10 years Coupon: 5.8% Issuance Price: 5.875% 4.625% (Re-Tap) 2026 Principal Amount: US$ 1,000,000 Duration: 10 years Coupom: 6.0% Issuance Price: 6.125%

Investor Relations 2018 www.suzano.com.br/ir ri@suzano.com.br 44